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                                                              EXHIBIT 4.(c)(iii)

















                             CONTRACT OF EMPLOYMENT


                              CHRISTOPHER SEMPRINI


                                 23RD JULY 2001

















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                             CONTRACT OF EMPLOYMENT

                                    INCLUDING

                     STATEMENT OF PARTICULARS OF EMPLOYMENT
                   PURSUANT TO THE EMPLOYMENT RIGHTS ACT 1996

THE PARTIES

NAME AND ADDRESS OF EMPLOYER                         MADGE NETWORKS LIMITED
(the Company), whose registered address is           Wexham Springs
                                                     Framewood Road
                                                     Wexham
                                                     Berkshire SL3 6PJ
                                                     England

NAME AND ADDRESS OF EMPLOYEE                         MR CHRISTOPHER SEMPRINI
(referred to in this contract as "you")              XXX



1.   POSITION
       Your role shall initially be Vice President of Finance, with the intention that prior to the end of 2001 you shall be promoted to the position of Chief Financial Officer, within the Finance department of Madge Networks. You shall initially report to the present Chief Financial Officer. Upon your appointment to the position of Chief Financial Officer you shall report to the Chief Executive Officer of Madge Networks. This contract should be read to cover both roles.

       In these roles you will contribute at an executive level to the activities of the Madge Networks group of companies. Upon your assuming the role of Chief Financial Officer you will be responsible for the overall financial management of Madge Networks on a global basis, and also, in conjunction with the Senior Management team, you shall contribute to the development and execution of a strategy that will deliver future growth in value for shareholders.

       In addition to your normal duties, the Company reserves the right within reason to require you to carry out other duties from time to time, or to perform duties for a Company in the Madge Group*.

* Throughout this Contract of Employment Madge Group means Madge Networks N.V. and all its subsidiary and associated companies.

2.   COMMENCEMENT DATE
       The Commencement Date under this Contract of Employment is 1st August 2001. This date is the effective date of this contract.

3.   SALARY AND PERFORMANCE
       Your salary of (pound)100,000 per annum will be paid by 12 monthly instalments in arrears. Salaries are paid on or before the 28th day of each month by credit transfer into your bank or building society account and are subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you. Your contribution to the Company's Pension Plan, if you decide to join, will also be deducted.


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       Salary reviews are discretionary and performance related and are dependent on an individual's performance in their role. Your salary will usually be reviewed on an annual basis. There will be a review of your salary and terms of employment at the end of October 2001. As you are aware this may result in changes to your existing terms including a possible reduction in your cash compensation.

       Following the review of your total compensation at the end of October 2001 you may reasonably expect that a variable performance-based element shall be introduced as part of your overall compensation package. This element would be subject to periodic review thereafter in accordance with the Company's Performance Bonus Policy and / or business requirements.

       In accordance with the Employment Rights Act 1996 and, as agreed by you, the Company may make deductions from pay in respect of loans, advances, overpayments or outstanding Company credit card balances due to the Company and/or deductions made in respect of benefits under this agreement.

4.   COMPANY CAR / CAR ALLOWANCE
       You will be provided with a Company vehicle, appropriate to your status, for business and private use. The vehicle is provided subject to the rules of the Company's Car Policy which can change at the discretion of the Company, which do not form part of your Contract of Employment.

       Under the current Policy the Company will reimburse you for all reasonable servicing and maintenance costs, insurance premiums and the cost of petrol that you purchase for business and private use in the UK. You are required to maintain the car in good working condition at all times. Prior to allocation, where a car is available in the Company's pool, the Company reserves the right to issue this in the first instance. The individual will retain the vehicle until the end of its lease.

       Please refer to a copy of the Company's Car Policy for further information.

       At all times, while using the Company vehicle you are expected to comply with road laws and Company Health and Safety rules. This is an assessable benefit according to Inland Revenue regulations.

       As an alternative to the Company provided car, you may opt to take a cash alternative of (pound)10,800 per annum. The car allowance is provided subject to the rules of the Company's Car Policy which can change at the discretion of the Company.

       The car allowance is payable by 12 monthly instalments in arrears, on or before the 28th day of each month by credit transfer into your bank or building society account. This allowance will be subject to deductions for taxation, National Insurance or other matters as required by law, but is not pensionable. It is an assessable benefit according to Inland Revenue regulations.

5.   EMPLOYEE BONUS SCHEME
       You shall be eligible to participate in certain performance bonus schemes that operate from time to time. A performance bonus scheme is not currently in force, therefore should a new scheme be implemented you would be notified of the scheme and associated performance objectives and criteria under separate cover.

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       Schemes may be altered at the discretion of the Company and you will be subject to the prevailing rules in force. Any bonus payments are subject to deductions for taxation, National Insurance or other matters as required by law or authorised by you. You acknowledge that you have no right to receive a bonus and will not acquire such a right merely by virtue of having received one or more bonus payments during the course of your employment.

6.   PERFORMANCE APPRAISAL
       The Company operates a continuous performance appraisal system. You will be required to participate in the appraisal process which will include formulating agreed objectives for the performance of your duties.

7.   HOURS OF WORK
       The Company's normal working week is 40 hours per week, but in this position, you are required to work whatever hours are necessary to fulfil the requirements of your position.

8.   PLACE OF WORK
       Your normal place of work is at the Company central offices in Wexham Springs, Framewood Road, Wexham, Slough SL3 6PJ, England but you may be required to work elsewhere at such locations within the United Kingdom and in such places (whether in or outside the United Kingdom) and in such manner and on such occasions as the Company may reasonably determine from time to time, according to business needs.

9.   HOLIDAYS
       The Company's holiday year is the calendar year (1st January to 31st December).

       You are entitled to 23 days' holiday with pay in every calendar year (exclusive of bank and public holidays). Your holiday entitlement for 2001 is 10 days. Holidays may only be taken at times agreed in advance in writing with your manager.

       At the end of your employment, your holiday entitlement for the last year you work will be accrued on a pro rata basis for each complete week of service in that holiday year. Deductions will be made from your salary for any holidays taken in excess of your entitlement.
       When you leave the Company, the Company may at its discretion:-

       Require you to take during your notice period any holiday entitlement which will have accrued by the date of the termination of your employment but which has not been taken; or

       Pay you in lieu of holiday accrued but not taken by the date of termination of your employment. (No payment in lieu will be made where your employment is terminated by the Company for gross misconduct).

       Any days you may have pre-booked for holiday for 2001 will be honoured but will not be fully paid if the leave exceeds your pro-rata entitlement for your first year of employment with the Company. A maximum of 5 days holiday remaining at the end of any holiday year may be carried forward into the next year.

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       Three (3) days of your annual holiday entitlement is required to be taken at Christmas, unless you are directly involved in year-end activity or required to carry out work to meet the business needs.

10.  SICKNESS
       The Company will pay for absences due to sickness or injury at your basic salary (less any state benefits whether claimed or not) for a maximum aggregate period of absence of 26 weeks in any 12 calendar month period, such payments would be made at the Company's sole discretion and subject to satisfactory medical evidence. Any absences for further periods will be remunerated at the sole discretion of the Company. You should exercise reasonable diligence to inform the Company if away due to ill health, and a doctor's certificate must be provided for absences in excess of seven
       (7) days.

       If the sickness, injury or accident is caused by the act or omission of a third party you must, at the Company's request, include in any claim for damages against such third party a claim in respect of monies paid by the Company under this clause 7 and must refund to the Company any damages recovered.

11.  STOCK PLAN (SHARES)
       New Hire
       You will be eligible to participate in the Madge N.V. Stock 1993 Plan, and subject to the rules of the scheme, a copy of which is available upon request. It will be recommended to the Supervisory Board that you be granted an option to purchase a significant number of shares which will vest (become exercisable) rateably over four years, subject to one year cliff vesting of the first 25% of the grant. The proposed options will be granted, if approved by the Supervisory Board, on 1st November 2001. The exercise price of the option will be the fair market value of Madge Networks N.V. Common Shares as determined under the Plan on 1st November 2001.

       Further details of the proposed grant shall be provided to you under separate cover.

       Stock Purchase Plan
       You will be eligible to participate in the Company's 1993 Employee Stock Purchase Plan. The purpose of the Plan is to enable you to purchase Common Stock of the Company through payroll deductions.

       The Company reserves the right to amend or terminate the above mentioned plans at any time, with or without replacement. Participation in each case is subject to the rules of the above-mentioned plans, copies of which are available upon request.

       Each of the plans and schemes above may be subject to deductions for taxation, National Insurance or other matters as required by law, including benefit in kind.

12.  INSURANCES
       You will be eligible to become a member of the following schemes:-

       1. Life Assurance scheme - under which a lump sum benefit will be payable should you die during your employment; the benefit is equal to four times your basic annual salary at your death, but basic annual salary for this purpose shall not exceed the maximum allowed by the Inland Revenue.

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       Supplementary `unapproved' life cover is also available to certain employees who's earnings are in excess of the Inland Revenue limits in the form of an individual policy that is facilitated by the Company. You may elect to apply for this additional life cover. Cover is subject to the terms and conditions defined by the insurer and as such you may be required to attend for a medical as part of the underwriting process.

       2. Long-term disability insurance scheme - you will be included in the Company's Income Protection Insurance Scheme which, subject to the claim being accepted by the insurer, will provide you with an income should you be absent from work for more than 26 continuous weeks due to illness or disablement.

       3. Medical insurance scheme - the Company will provide health cover for you and your family under the current scheme which is with Western Provident Association (WPA). This is subject to your compliance with and satisfaction of the applicable requirements of such a scheme.

       4.  Business travel and personal accident insurance scheme.

       Benefits under any insurance scheme mentioned above will be subject to the rules of the scheme and the terms of any applicable insurance policy. These are conditional on your complying with and satisfying any requirements of the insurers. Whilst the Company shall use reasonable endeavours to ensure that it receives payment of the benefit from the insurance provider, the Company shall not be liable to pay any benefit to you under any insurance scheme unless it receives payment of the benefit from the insurance provider of the scheme. Copies of the schemes can be requested from the Human Resources department.

       Each of the plans and schemes above may be subject to deductions for taxation, National Insurance or other matters as required by law, including benefit in-kind.

       The Company has the right to alter, without notice, the cover provided or any term of the scheme or plan mentioned above, or to cease to provide the scheme (without replacement) at any time including when and if your state of health is or becomes such that the Company is unable to insure the benefits under the scheme at the normal premiums applicable to a person of your age.

13.  PENSION
       The Company operates a pension scheme and will contribute an amount equal to 10% of your basic salary, subject to any applicable Inland Revenue limits, to either this scheme or an approved pension scheme of your choice.

14.  NOTICE
       The Company will provide you with 6 months' notice in writing of the termination of your employment and you are required to give the Company 6 months notice in writing to terminate your employment.

       If either party gives notice to terminate your employment, the Company may, at its discretion, elect to make a payment of your basic salary in lieu of any period of notice. You shall not be entitled to any Bonus/Commission payment following notice of termination of your employment.

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       The above is subject to the Company's right to terminate your employment at any time without notice for gross misconduct.

       On termination of your employment you must immediately return to the Company all items of property belonging to the Company in your possession or under your control.

15.  SUSPENSION FROM DUTIES
       The Company has the right at any time including, without limitation, during a period of notice (whether the notice was given by you or the Company) to suspend you from the performance of your duties and powers. This will be for such period as it considers appropriate, and may include a requirement that you will not attend the Company's premises and will not work for any other person.

       In addition, the Company may during the whole or part of a period of suspension require you to carry out modified duties, including duties which do not involve any contact with the Company's clients.

       During any period of suspension you shall be entitled to receive your full salary and any other benefits to which you are entitled.

16.  DISCIPLINARY AND GRIEVANCE PROCEDURE
       The disciplinary rules applicable to your employment and the Company's grievance procedure are available from the Human Resources department.

       These rules do not form part of your Contract of Employment and may be amended by the Company from time to time at its absolute discretion.

       If you are dissatisfied with any disciplinary decision or wish to raise any grievance in relation to your employment you should apply in writing to your head of department who will endeavour to propose a solution within 14 days of receipt.

17.  CONFIDENTIAL INFORMATION
       The Company observes strict rules regarding the confidentiality of information, and breaching these rules would commercially damage the Company. For this reason, except in the proper performance of your duties, you will not either during your employment or at any time afterwards use or communicate to any person, and during your employment you will use your best endeavours to prevent the disclosure of, any information of a confidential nature concerning:

       (a) the business of the Company or any Company in the Madge Group which comes to your knowledge during the course of or in connection with your employment or your holding any office within the Madge Group from any source within the Company or any company in the Madge Group; or

       (b) concerning the business of any person having dealings with the Company or any Company in the Madge Group and which is obtained directly or indirectly in circumstances in which the Company or any Company in the Madge Group is subject to a duty of confidentiality in relation to that information.

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       This may include information concerning employees, policy, organisation, trade secrets, dealings, transactions and affairs of the Company, research and development of new products, scientific or technical test results, processes, Company future plans, staffing, information concerning Company customers and suppliers (whether past, present or potential), the terms upon which the Company or any associated Company undertakes or any other information of the Company which is not in the public domain.

       The duty of confidentiality clause continues to apply after the termination of your employment.

       You will promptly, whenever requested by the Company and in any event upon the termination of your employment with the Company, deliver up to the Company all correspondence and all other documents, papers and records, hardware and software, which may have been prepared by you or have come into your possession in the course of your employment with the Company (except for any such documents which may be considered by the Company to be in the public domain), and all electronic equipment, computer software or hardware and other property used in connection with the operations of the Company or any subsidiary Company, and you may not retain any copies. Title to and copyright in such correspondence and other documents, papers, records and property shall vest in the Company.

18.  INTELLECTUAL PROPERTY
       You will promptly disclose to the Company any invention, development, discovery, improvement, new software or source code or design made by you whether alone or with others during the performance of your duties as an employee whether or not the same is capable of protection as intellectual property by patent, copyright, design right, as a trademark or by other means and you shall not use, disclose to any person or exploit the same without the express prior written consent of the Company.

       Subject to the provisions of the Patents Act 1977, your entire interest in any Intellectual Property Right (defined below) shall, as between you and the Company, become the property of the Company as absolute beneficial owner without any payment to you for it.

       (1) You shall, at the request and expense of the Company, execute such documents and do such other acts and things as may be necessary to enable the Company to obtain protection of any Intellectual Property Right and to enable the Company to exploit any Intellectual Property Right.

       (2) You hereby waive all of your moral rights (as defined in the Copyright Designs and Patents Act 1988) in respect of any act of the Company or one with the Company's authority in relation to any Intellectual Property Right.

       (3) In this clause "Intellectual Property Right" means any formula, process, invention, improvement model, trademark, service mark, business name, design right, patent, know-how, trade secret, copyright and all other intellectual property rights of any nature whatsoever (whether registered or unregistered and including applications and rights to apply for any of the same) invented, developed, created or acquired by you in the course of your employment with the Company or any Group Company including without limitation all rights in any software, hardware, written material or other item created, designed, developed or written by you in the course of your employment with the Company or any group Company.
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19.  NON COMPETITION
       You covenant with the Company and the Group that you will not (directly or indirectly) on your own account or on behalf of or in conjunction with any person for a period of 6 months ("Restricted Period") after the Termination Date:

       (1) be concerned with any business which is carried on in the United Kingdom (or any other country in which you were employed or for which you had responsibility during the 6 months ending on the Termination Date) which is competitive or likely to be competitive with any business carried on at the Termination Date by the Company or any Group Company and with which you were actively involved during your employment during the 6 months ending on the Termination Date.

       (2) deal with or canvass or solicit business from, for goods of similar type to those being manufactured or dealt in by the Company or any Group Company at the Termination Date, and with which you were actively involved in the course of your employment during the 6 months ending on the Termination Date to any person who has been at any time during the 6 months ending on the Termination Date a customer of the Company or any Group Company and with whom you were actively involved in the course of your employment during the 6 months period;

       (3) induce or attempt to induce any Company employee who directly reported to you or any development engineer, sales or marketing person of the Company who is engaged in any business or activity carried on by the Company at the Termination Date, and with whom you had material dealings in the course of your employment during the six months ending on the Termination Date, to leave the employment of the Company (whether or not this would be a breach of contract by the employee).

       You acknowledge that the provisions of this clause are no more extensive than is reasonable to protect the Company and the Group.

       In this clause:

       (a) "Termination Date" means the date on which your employment is terminated

       (b)  "person" includes any company, firm, organisation or other entity

       (c) "Restricted Period" means the period of 6 months following the Termination Date. If the Company requires you not to perform any of your duties and/or excludes you from the Company's premises ("garden leave") as set out in the Suspension from Duties clause above, for some or all of any period of notice, the Restricted Period shall be reduced by the length of the garden leave served prior to the Termination Date.

       Each of the restrictions in each paragraph or sub-clause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void but would be valid if some part of the restriction were deleted the restriction in question shall apply with such modification as may be necessary to make it valid.

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20.  COLLECTIVE AGREEMENT
       There are no collective agreements which affect the terms and conditions of your employment.

21.  GENERAL
       The Company operates a Policy of No Smoking on the Company premises.

22.  TRAVEL AND WORKING OVERSEAS
       You may be required to travel in the UK or overseas from time to time. Reasonable expenses will be reimbursed for such travel in accordance with the Company Expenses policy.

23.  WARRANTY
       In entering into this agreement, you undertake that you are not in breach of any other employment agreement (for example, contract with a former employer) or of any other obligations binding on you which may affect your ability to perform services under this agreement (for example, requirement for a work permit).

       This agreement shall operate in substitution for any terms of service previously in force (whether written or oral) between you and the Company or between you and any former employer and you acknowledge and warrant that there are no agreements or arrangements whether written, oral or implied between you and the Company relating to your employment, other than those expressly set out or referred to in this Agreement and that you are not entering into this Agreement in reliance on any representation not expressly set out herein.

       Your signature below will confirm your agreement to the terms set out above.



         /s/ Rachael Roberts                        /s/ Christopher Semprini
         ---------------------------                ---------------------------
         RACHAEL ROBERTS                            CHRISTOPHER SEMPRINI
         WORLD-WIDE REWARDS & BENEFITS MANAGER
         FOR AND ON BEHALF OF
         MADGE NETWORKS LIMITED


         DATE:    23rd July 2001                    DATE: 23rd July 2001


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